SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

09045350

RECEIVED
2009 FEB 18

16 February 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of two announcements of our Company which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 13 February 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 02 2009
THOMSON REUTERS

Dora Chow
Assistant Company Secretary

Encl.

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.10

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 13 FEBRUARY 2009 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2008 in Thailand on 13 February 2009. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The audited Consolidated Income Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2008 in Thailand on 13 February 2009. The audited Consolidated Income Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED
AUDITED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008

	For the year ended 31 December	
	2008	2007
	(Baht)	*(Baht)*
REVENUES FROM HOTEL OPERATIONS:		
Room	1,043,877,378	1,114,854,978
Food and beverage	662,901,887	781,176,925
Others	149,703,684	176,853,175
TOTAL REVENUES FROM HOTEL OPERATIONS	1,856,482,949	2,072,885,078
Cost of sales and services	(628,625,733)	(602,258,685)
Gross profit	1,227,857,216	1,470,626,393
Other incomes		
Dividend income	42,622,167	30,209,968
Gain on sales of equipment	412,693	2,777,556
Interest income	26,777,930	55,985,875
Other incomes	43,284,612	24,122,127
INCOME BEFORE EXPENSES	1,340,954,618	1,583,721,919
Selling expenses	(118,129,450)	(106,673,915)
Administrative expenses	(408,914,754)	(367,788,850)
Depreciation and amortisation	(452,702,866)	(310,845,117)
Other expenses	(2,000,000)	(65,301,982)
TOTAL EXPENSES	(981,747,070)	(850,609,864)
INCOME BEFORE FINANCE COST AND CORPORATE INCOME TAX	359,207,548	733,112,055
Finance cost	(355,104)	-
Reversal of allowance for diminution in value of investment	39,141,174	-
Provision for loss on loans to and investment in other company and related company	(13,819,460)	(27,795,994)
INCOME BEFORE CORPORATE INCOME TAX	384,174,158	705,316,061
Corporate income tax	(77,952,786)	(214,168,358)
NET INCOME FOR THE YEAR	306,221,372	491,147,703
BASIC EARNINGS PER SHARE (BASED ON NET INCOME)	2.36	3.78

RECLASSIFICATION

Certain amounts in the financial statements of SHPCL for the year ended 31 December 2007 have been reclassified to conform to the current year's classifications.

NET PROFIT AFTER CORPORATE INCOME TAX FOR THE YEAR ENDED 31 DECEMBER 2008 AND 2007:

(Baht in million)

	2008	2007	Change *(%)*
Consolidated	306.22	491.15	(37.65)

The consolidated's profit before finance cost, reversal of allowance for diminution in value of investment, provision for loss on loans to and investment in other company and related company and corporate income tax for the year ended 31 December 2008 decreased by Baht 373.90 million to Baht 359.21 million against Baht 733.11 million for the same period last year. The reduction in consolidated profit of Baht 373.90 million attributed to the decrease in SHPCL's net profit before finance cost and corporate income tax of Baht 387.29 million (excluding dividend income of Baht 27.36 million from a subsidiary) and the increase in profit of subsidiaries of Baht 13.39 million. Allowance for diminution in value of investment in Don Muang Tollway Public Company Limited amounting to Baht 39.14 million was reversed in this period. Whereas provision for loss on loans to and investment in other company and related company decreased from Baht 27.80 million to Baht 13.82 million. Consequently, consolidated profit before income tax for the year 2008 decreased from Baht 705.32 million to Baht 384.17 million. The corporate income tax hence decreased from Baht 214.17 million to Baht 77.95 million. As a result, consolidated net profit after tax for the year 2008 came to Baht 306.22 million against Baht 491.15 million for the year 2007 (decreased by 37.65%).

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF DIRECTORS OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 13 February 2009, the Board of Directors of SHPCL has recommended a final dividend of Baht 1 per share (2007: Baht 2 per share) for the year ended 31 December 2008 payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 28 April 2009.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2008 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2008 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 13 February 2009

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, BBS, JP, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("SHPCL"), a company listed on the Stock Exchange of Thailand ("SET") and a 73.61% owned subsidiary of Shangri-La Asia Limited, released to SET an announcement and a revised announcement (the "Announcements") in relation to the resolutions on change of Managing Director, recommendation on final dividend, fixing of the date of the Annual General Meeting No. 15 and provision of a proportionate shareholders' guarantee. The followings are the reproduction of the Announcements for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Wong Kai Man, BBS, JP
Mr. Timothy David Dattels
Mr. Michael Wing-Nin Chiu

Hong Kong, 13 February 2009

* *For identification purpose only*

To : Managing Director
The Stock Exchange of Thailand

Date : February 13, 2009

Re : Resolutions on change of Managing Director, recommendation on final dividend, fixing of the date of the Annual General Meeting of Shareholders No. 15 and provision of a proportionate shareholders' guarantee

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you that during its Board's Meeting No. 1/2009 held on February 13, 2009, the Board resolved:

1. That the appointment of Madam Kuok Oon Kwong as Managing Director of the Company in place of Mr. Maris Pakdeetaveevivat with effect from February 13, 2009 be approved. Mr. Maris Pakdeetaveevivat remains as a Director and Vice Chairman of the Company.

2. That the final dividend for the operation from January 1, 2008 to December 31, 2008 at the rate of Baht 1 (one) per share for 130,000,000 shares amounting to Baht 130 million which will be payable to shareholders of the Company ("Shareholders") on May 27, 2009 be recommended to the Shareholders for approval at the Annual General Meeting on April 28, 2009.

3. That the "record date" on which the Shareholders have the right to attend and vote at the Annual General Meeting of Shareholders No. 15 shall be March 30, 2009. Further, March 31, 2009 shall be the Company's share register book closing date for collecting shareholders names under Section 225 of the Securities and Exchange Act.

4. That the Annual General Meeting of Shareholders No. 15 be held on April 28, 2009 at 10.00 a.m. at Brunei Room, 3rd Floor, Chao Phya Tower, Shangri-La Hotel, Bangkok.

5. That the agenda for the Annual General Meeting of Shareholders No. 15 be as follows :

   5.1 To consider approval of the minutes of the Annual General Meeting of Shareholders No. 14 which was held on April 28, 2009;
   5.2 To acknowledge the report of the Board of Directors on the business operation for the year 2008;
   5.3 To approve the Company's audited balance sheet and the profit and loss accounts for the year ended December 31, 2008;
   5.4 To consider and approve payment of final dividend for the year ended December 31, 2008;
   5.5 5.5.1) To approve the appointment of directors in place of those directors retiring by rotation;
   5.5.2) To approve the appointment of a new director;
   5.6 To consider the remuneration of the directors;
   5.7 To appoint the Company's auditor and to fix their remuneration;
   5.8 To consider other business (if any).

6. That the provision of a proportionate shareholders' guarantee by Hasfield Holdings Pte. Ltd., a wholly-owned subsidiary of the Company, in favour of DBS Bank Ltd. be approved. Information Memorandum in respect of this transaction is enclosed for your information.

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary

Shangri-La Hotel Public Company Limited
Register No. 0107537001773

Information Memorandum re the Connected Party Transaction

1. Date of the transaction and parties involved :

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") at its meeting on 13 February, 2009, resolved Hasfield Holdings Pte. Ltd. ("Hasfield"), which is a wholly-owned subsidiary of the Company, to provide a proportionate shareholders' guarantee in favour of DBS Bank Ltd. ("DBS").

2. Purpose of the Proportionate Shareholders' Guarantee :

Cuscaden Properties Pte. Ltd. ("CPP"), a company in which the Company through Hasfield holds a 14.6% interest, is in the process of negotiating a S$ 120 million loan with DBS. CPP will utilize the said loan to repay its shareholders' loans proportionately. DBS requires a proportionate guarantee from CPP's shareholders as one of the securities for the S$120 million loan.

3. Total values of transaction :

As Hasfield holds a 14.6% interest in CPP, the contingent liability and obligation of Hasfield will be S$17.52 million which is equivalent to approximately Baht 408 million based on the principal amount of S$120 million.

4. Relationship of the related parties with the Company or its subsidiaries :

Shangri-La Asia Limited ("SA")'s subsidiaries, Successful Dragon Limited and Siam Suite Holding Limited, are major shareholders of the Company and hold a total shareholding interest of approximately 73.61% in the Company. Shangri-La Hotel Limited, incorporated in Singapore ("S'La, Singapore") is a subsidiary of SA which holds a 30% interest in CPP. Each of SA, S'La, Singapore and CPP is hence a connected person of the Company under the Securities and Exchange Act.

5. Opinion of the Board of Directors of the Company:

The following directors of the Company have not participated in discussion for the approval of the said transaction:-

1. Madam Kuok Oon Kwong (a common director of the Company, SA, S'La Singapore, Hasfield and CPP);
2. Mr. Maris Pakdeetaveevivt (a common director of the Company and SA);
3. Mr. Ho Kian Guan (a common director of the Company and SA); and
4. Mr. Madhu Rama Chandra Rao (a common director of the Company and SA).

The directors of the Company including the independent directors, considered that the said transaction is fair and reasonable and in the interest of the Company and its shareholders as a whole.

To : Managing Director
The Stock Exchange of Thailand

Date : February 13, 2009

Re : Revised Resolutions on change of Managing Director, recommendation on final dividend, fixing of the date of the Annual General Meeting of Shareholders No. 15 and provision of a proportionate shareholders' guarantee

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you that during its Board's Meeting No. 1/2009 held on February 13, 2009, the Board resolved:

1. That the appointment of Madam Kuok Oon Kwong as Managing Director of the Company in place of Mr. Maris Pakdeetaveevivat with effect from February 13, 2009 be approved. Mr. Maris Pakdeetaveevivat remains as a Director and Vice Chairman of the Company.

2. That the final dividend for the operation from January 1, 2008 to December 31, 2008 at the rate of Baht 1 (one) per share for 130,000,000 shares amounting to Baht 130 million which will be payable to shareholders of the Company ("Shareholders") on May 27, 2009 be recommended to the Shareholders for approval at the Annual General Meeting on April 28, 2009. The "record date" on which the Shareholders have the right to receive final dividend shall be May 12, 2009. Further, May 13, 2009 shall be the Company's share register book closing date for collecting shareholders names under Section 225 of the Securities and Exchange Act.

3. That the "record date" on which the Shareholders have the right to attend and vote at the Annual General Meeting of Shareholders No. 15 shall be March 30, 2009. Further, March 31, 2009 shall be the Company's share register book closing date for collecting shareholders names under Section 225 of the Securities and Exchange Act.

4. That the Annual General Meeting of Shareholders No. 15 be held on April 28, 2009 at 10.00 a.m. at Brunei Room, 3rd Floor, Chao Phya Tower, Shangri-La Hotel, Bangkok.

5. That the agenda for the Annual General Meeting of Shareholders No. 15 be as follows :

   5.1 To consider approval of the minutes of the Annual General Meeting of Shareholders No. 14 which was held on April 28, 2009;
   5.2 To acknowledge the report of the Board of Directors on the business operation for the year 2008;
   5.3 To approve the Company's audited balance sheet and the profit and loss accounts for the year ended December 31, 2008;
   5.4 To consider and approve payment of final dividend for the year ended December 31, 2008;
   5.5 5.5.1) To approve the appointment of directors in place of those directors retiring by rotation;
   5.5.2) To approve the appointment of a new director;
   5.6 To consider the remuneration of the directors;
   5.7 To appoint the Company's auditor and to fix their remuneration;
   5.8 To consider other business (if any).

6. That the provision of a proportionate shareholders' guarantee by Hasfield Holdings Pte. Ltd., a wholly-owned subsidiary of the Company, in favour of DBS Bank Ltd. be approved. Information Memorandum in respect of this transaction is enclosed for your information.

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary

Shangri-La Hotel Public Company Limited
Register No. 0107537001773

Information Memorandum re the Connected Party Transaction

1. Date of the transaction and parties involved :

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") at its meeting on 13 February, 2009, resolved Hasfield Holdings Pte. Ltd. ("Hasfield"), which is a wholly-owned subsidiary of the Company, to provide a proportionate shareholders' guarantee in favour of DBS Bank Ltd. ("DBS").

2. Purpose of the Proportionate Shareholders' Guarantee :

Cuscaden Properties Pte. Ltd. ("CPP"), a company in which the Company through Hasfield holds a 14.6% interest, is in the process of negotiating a S$ 120 million loan with DBS. CPP will utilize the said loan to repay its shareholders' loans proportionately. DBS requires a proportionate guarantee from CPP's shareholders as one of the securities for the S$120 million loan.

3. Total values of transaction :

As Hasfield holds a 14.6% interest in CPP, the contingent liability and obligation of Hasfield will be S$17.52 million which is equivalent to approximately Baht 408 million based on the principal amount of S$120 million.

4. Relationship of the related parties with the Company or its subsidiaries :

Shangri-La Asia Limited ("SA")'s subsidiaries, Successful Dragon Limited and Siam Suite Holding Limited, are major shareholders of the Company and hold a total shareholding interest of pproximately 73:61% in the Company. Shangri-La Hotel Limited, incorporated in Singapore ("S'La, Singapore") is a subsidiary of SA which holds a 30% interest in CPP. Each of SA, S'La, Singapore and CPP is hence a connected person of the Company under the Securities and Exchange Act.

5. Opinion of the Board of Directors of the Company:

The following directors of the Company have not participated in discussion for the approval of the said transaction:-

1. Madam Kuok Oon Kwong (a common director of the Company, SA, S'La Singapore, Hasfield and CPP);
2. Mr. Maris Pakdeetaveevivt (a common director of the Company and SA);
3. Mr. Ho Kian Guan (a common director of the Company and SA); and
4. Mr. Madhu Rama Chandra Rao (a common director of the Company and SA).

The directors of the Company including the independent directors, considered that the said transaction is fair and reasonable and in the interest of the Company and its shareholders as a whole.

END